September 19, 2007

Natalie S. Bej, Esq.
Senior Counsel
The Vanguard Group, Inc.
100 Vanguard Boulevard
Malvern, PA 19355

　　　　Re:　　Vanguard Montgomery Funds (File Nos. 333-145624 & 811-22114)

Dear Ms. Bej:

　　　　We have reviewed the registration statement for Vanguard Montgomery Funds (the "Fund") filed on Form N-1A on August 22, 2007. Based on our review of the registration statement, we have the following comments. The captions we use below correspond to the captions the Fund uses in its registration statement.

PROSPECTUS:

Fund Profile – Primary Investment Strategies (Page 1)

1.　　　　The first sentence of the first paragraph states that the Fund uses multiple investment advisors, each of which independently selects and maintains a diversified portfolio of securities for the Fund. Please disclose in this section approximately how much of the Fund's portfolio it is anticipated will be initially allocated to each investment adviser.

2.　　　　The second sentence of the first paragraph states that each advisor buys securities that it considers to be overvalued and sells short an approximately equal dollar amount of securities the advisor considers to be overvalued. Please disclose in this section the types of securities that the Fund will hold (*e.g.*, common stock, bonds etc…). In addition, please disclose any market capitalization strategy for equity holdings and any credit quality or maturity strategies for debt securities.

Performance/Risk Information (Page 3)

3.　　　　As it appears that this section and the Financial Highlights section will reflect financial performance information for the Laudus Fund prior to the completion of the reorganization, please confirm to us that the Fund will not distribute this prospectus to any other prospective shareholders prior to the closing of the reorganization transaction.

Other Investment Policies and Risks (Page 14)

4.   The first paragraph following the Plain Talk About Derivatives box states that an Advisor may invest a small portion of the Fund's assets in shares of exchange traded funds. As the fee table does not reflect acquired fund fees and expenses, please either confirm to us that you expect that acquired fund fees and expenses will amount to less than one basis point or revise the fee table to reflect acquired fund fees and expenses.

STATEMENT OF ADDITIONAL INFORMATION

Investment Restrictions (Page B-15)

5.   The second sentence of the fourth investment restriction (Industry Concentration) states that this limitation does not limit the ability of the Fund to invest in obligations issued or guaranteed by <u>any government</u>, or any agency or instrumentality of any government, of <u>any country</u>. We have historically only permitted investments in U.S. Government securities (as well as its agencies and instrumentalities) and tax-exempt municipal obligations to be excluded from a fund's industry concentration limitations under Sections 8(b)(1) and 13(a)(3) of the Investment Company Act. Accordingly, please revise this section to indicate that only U.S. Government obligations and tax-exempt municipal obligations are excluded from the Fund's industry concentration limitation.

6.   Please delete the ninth investment restriction (Senior Securities) as it is duplicative of the first investment restriction (Borrowing and Senior Securities).

Investment Advisory Services – Vanguard – Description of Compensation (Page B-29)

7.   The first sentence states that the Fund's portfolio managers are Vanguard employees. As one of the Fund's portfolio managers is an employee of AXA Rosenberg, please revise this sentence to reflect that only one of the Fund's portfolio manager is a Vanguard employee.

GENERAL COMMENTS

8.   Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

9.   We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in

response to this letter, on information supplied to us, or on exhibits added in any pre-effective amendments.

10.   If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us, preferably before filing the final pre-effective amendment.

11.   Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

12.   Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

13.   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
·   the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

* * * * * * *

If you have any questions prior to filing a pre-effective amendment, please call me at (202) 551-6949.

Sincerely,

Christian T. Sandoe
Senior Counsel